UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 3)1
_____________________________________________________
MiMedx Group, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

602496101
(CUSIP Number)

EIAD ASBAHI
PRESCIENCE POINT CAPITAL MANAGEMENT, LLC
1670 Lobdell Avenue, Suite 200
Baton Rouge, Louisiana 70806
225-341-5565

COPIES TO:
Jeffrey Kochian, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 602496101

1	NAME OF REPORTING PERSONS Prescience Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,024,730
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,024,730

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,024,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 602496101

1	NAME OF REPORTING PERSONS Prescience Point Special Opportunity LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,845,539
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,845,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,845,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 602496101

1	NAME OF REPORTING PERSONS Prescience Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,870,269
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,870,269

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,870,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 602496101

1	NAME OF REPORTING PERSONS Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LOUISIANA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,754,403
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,754,403

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,754,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 602496101

1	NAME OF REPORTING PERSONS Eiad Asbahi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,755,335
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,755,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,755,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”) and is being filed by the undersigned to revise and supplement certain information in the Schedule 13D. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares purchased by Prescience Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in the Schedule 13D, as amended. The aggregate purchase price of the 6,024,730 Shares held by Prescience Partners is approximately $16,385,062, including brokerage commissions.

The Shares purchased by Prescience Point were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in the Schedule 13D, as amended. The aggregate purchase price of the 1,845,539 Shares held by Prescience Point is approximately $4,669,214, including brokerage commissions.

The Shares purchased by the Managed Accounts were purchased with personal funds in open market purchases. The aggregate purchase price of the 884,144, Shares held by the Managed Accounts is approximately $2,982,028, including brokerage commissions.

932 Shares were purchased for an individual retirement account of a family member of Eiad Asbahi using the personal funds of such family member. The aggregate purchase price of the 932 Shares held in such account is approximately $4,501, including brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On June 29, 2020, the Reporting Persons delivered a letter to the Issuer notifying the Issuer of a material and incurable breach by the Issuer of the Cooperation Agreement (which the Issuer has contested) and that the Reporting Persons intended to terminate the Cooperation Agreement pursuant to Section 12(a)(i) thereof.  The Reporting Persons now view the Cooperation Agreement as terminated.

In its Form 10-K for the fiscal year ended December 31, 2019 (the “2019 10-K”) filed on July 6, 2020, the Issuer disclosed the issuance of $100 million of the Issuer’s Series B Convertible Preferred Stock to an affiliate of EW Healthcare Partners and to certain funds managed by Hayfin Capital Management LLP pursuant to a Securities Purchase Agreement, dated as of June 30, 2020 (the “Preferred Stock Transaction”).  The Reporting Persons are encouraged by the addition of two highly qualified directors to the Board, who were appointed by EW Healthcare Partners in connection with the Preferred Stock Transaction. The Reporting Persons believe that the two new directors will assist in stewarding the Issuer forward in a manner that will maximize value for all of the Issuer’s stakeholders, including by developing the Issuer’s wound care business and maximizing the value of the Issuer’s pipeline of clinical trials.
As of the date hereof, the Reporting Persons believe that the Shares remain substantially undervalued. Based on the approximately $270 million of normalized revenue generated by the Issuer in fiscal year 2019, the Reporting Persons calculate that the Shares currently trade at approximately 2x revenue.  In contrast the Reporting Persons are aware of the fact that Osiris Therapeutics, Inc., a competitor of the Issuer in the advanced wound care space, was purchased by Smith & Nephew plc for between 4-5x revenue.  Additionally, ACell, Inc., another competitor of the Issuer, recently filed a registration statement on Form S-1 to launch an initial public offering at a valuation of approximately 3.5x revenue in the midst of the COVID-19 pandemic. The Reporting Persons believe that the Issuer should consider taking the following steps to address what the Reporting Persons believe is a chronic undervaluing of the Shares by the public markets: (1) release more detailed interim clinical data for its Knee OA and Plantar Fasciitis trails (which, according to disclosures in the 2019 Form 10-K, includes promising data which shows a separation between the treatment and control groups), (2) promptly re-list on a national stock exchange and engage in a road show to attract institutional investors to the Shares, (3) promptly upon re-listing on a national stock exchange, reach out to research analysts in an effort to regain sell-side coverage of the Shares and (4) adopt a more transparent and proactive shareholder engagement and communication strategy.
In addition, the Reporting Persons believe that the Issuer should: (A) hire additional sales representatives for its wound care business, (B) pursue new indications beyond advanced wound care for its allograft products, (C) explore international growth opportunities and (D) continue to invest in its clinical trials and pursue new indications for its AmnioFix injectable product.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 110,328,875 Shares outstanding as of June 25, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 6, 2020.

(c)The Reporting Persons have not entered into any transactions in the Shares during the past 60 days.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:
The information in Item 4 is incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 14, 2020

Prescience Partners, LP

By:	Prescience Point Capital Management LLC Investment Manager

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member
Prescience Point Special Opportunity LP

By:	Prescience Point Capital Management LLC Investment Manager

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Capital, LLC

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Point Capital Management LLC

By:	/s/ Eiad Asbahi
Name:	Eiad Asbahi
Title:	Managing Member

/s/ Eiad Asbahi
EIAD ASBAHI